                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Information to be Included in Statements Filed Pursuant to
                                Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         RightCHOICE Managed Care, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    76657T102
                         ----------------------------
                                 (CUSIP Number)

                       The Missouri Foundation for Health
                               211 North Broadway
                            St. Louis, Missouri 63102
                           Attention: James R. Kimmey
                                 (314) 655-2708

                                    Copy to:
                       Blackwell Sanders Peper Martin LLP
                          720 Olive Street, 24th Floor
                               St. Louis, MO 63101
                            Attention: John R. Short
                                 (314) 345-6430
                       ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2002
                      -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP No.   76657T102

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1.                  Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                    The Missouri Foundation for Health:  43-1880952

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2.                  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) |_|
                                                                                                                            (b) |_|
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3.                  SEC Use Only

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4.                  Source of Funds

                    Not applicable
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5.                  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     |_|

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6.                  Citizenship or Place of Organization

                    Missouri
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                    7.                 Sole Voting Power
 Number Of Shares
   Beneficially                        0
  Owned By Each
 Reporting Person
       With
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                    8.                 Shared Voting Power

                                       Not applicable
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                    9.                 Sole Dispositive Power

                                       0
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                    10.                Shared Dispositive Power

                                       Not applicable
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11.                 Aggregate Amount Beneficially Owned by Each Reporting Person

                    0
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12.                 Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    |_|

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13.                 Percent of Class Represented by Amount in Row (11)

                    0%
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14.                 Type of Reporting Person (See Instructions)

                    CO
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          Item 3. Source and Amount of Funds or Other Consideration.
          ----------------------------------------------------------

          Item 3 is hereby amended by deleting the Item 3 thereof and inserting the following in lieu thereof:

               The information included in Item 5(a) is incorporated by
          reference in this Item 3.

          Item 4. Purpose of Transaction.
          -------------------------------

          Item 4 is hereby amended by deleting the Item 4 thereof and inserting the following in lieu thereof:

               The information included in Item 5(a) is incorporated by
          reference in this Item 4.

          Item 5. Interest in Securities of the Issuer.
          ----------------------------------------------

          Item 5(a) is hereby amended by deleting paragraph (a) thereof and inserting the following in lieu thereof:

     (a) On October 17, 2001, the Issuer entered into a merger agreement with
     WellPoint Health Networks Inc. and RWP Acquisition Corp., a wholly-owned subsidiary of WellPoint. Under the merger agreement, the Issuer agreed to merge into RWP Acquisition Corp. with RWP Acquisition Corp. surviving as a wholly-owned subsidiary of WellPoint under the name RightCHOICE Managed
     Care, Inc. In connection with the execution of the merger agreement, the
     Reporting Person executed a Voting and Lockup Agreement with WellPoint pursuant to which the Reporting Person agreed, subject to certain limited conditions, to vote all of its shares of common stock of the Issurer in favor of the adoption and approval of the merger agreement (as reported by the Reporting Person through its filing on October 25, 2001, of Amendment
     No. 2 to its Schedule 13D).

               On January 31, 2002, the Issuer merged into RWP Acquisition Corp.
          pursuant to the terms and conditions of the merger agreement. As a result of the merger, each outstanding share of the Issuer's common stock at the effective time of the merger was converted into the right to receive either (1) $66.00 in cash, or (ii) 0.6161 of a share of
          WellPoint common stock, subject to the prorationing mechanism set forth in the merger agreement. As a result of such conversion, the
          Reporting Person no longer has any beneficial ownership of any shares of the Issuer.

          Item 5(b) is hereby amended by deleting paragraph (b) thereof and inserting the following in lieu thereof:

               (b) Items (7), (8), (9) and (10) on the attached cover pages are incorporated herein by reference.

          Item 5(c) is hereby amended by deleting paragraph (c) thereof and inserting the following in lieu thereof:

               (c) The information included in Item 5(a) is incorporated by reference in this Item 5(c).

          Item 5(d) is hereby amended by deleting paragraph (d) thereof and inserting the following in lieu thereof:

               (d) The information included in Item 5(a) is incorporated by reference in this Item 5(d).

          Item 5(e) is hereby amended by deleting paragraph (e) thereof and inserting the following in lieu thereof:

                  (e)      January 31, 2002

          Item 6. Contracts, Arrangements, Understandings or Relationships With
          ---------------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

          Item 6 is hereby amended by deleting Item 6 thereof and inserting the following in lieu thereof:

               The information included in Item 5(a) is incorporated by
          reference in this Item 6.

          Item 7.  Material to be Filed as Exhibits.
          ------------------------------------------

               1. Agreement and Plan of Merger, dated as of October 17, 2001, among WellPoint Health Networks Inc., RWP Acquisition Corp., and
          RightCHOICE Managed Care, Inc. (incorporated by reference to Exhibit
          2.1 of RightCHOICE Managed Care, Inc.'s Current Report on Form 8-K
          dated October 23, 2001 (File No. 001-15907)).

                                    Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 11, 2002
                                                     -----------------------------------
                                                     Date

                                                     /s/ James R. Kimmey
                                                     -----------------------------------                                                     Signature

                                                     James R. Kimmey, Executive Director
                                                     -----------------------------------
                                                     Name/Title